

June 2, 2010

Michael A. Neal
Chief Executive Officer
General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

> **Re: General Electric Capital Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2009**
> **Form 10-Q for Fiscal Period Ended March 31, 2010**
> **File No. 001-06461**

Dear Mr. Neal:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2009 Form 10-K
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
General

1. Given your disclosures on page 44 and the materiality of the gain related to the sale to the sale of the 1% interest in Penske Truck Leasing Co., L.P. ("PTL") to the general partner, Penske Truck Leasing Corporation as well as the gain from the remeasurement of the resulting minority interest, please revise future filings to disclose the following information:

a. The business purpose of the arrangement;

b. How transaction prices were determined by the parties;

c. Whether you have evaluated the transaction for fairness. If so, provide a description of how the evaluation was made. If not, provide disclosure of the reasons why it was not evaluated for fairness; and,

d. Any ongoing contractual or other commitment as a result of the arrangement.

If you did not provide these disclosures because you did not deem the majority owner of Penske Truck Leasing Corporation to be a related party, please provide us with your analysis. Refer to Item 404 of Regulation S-K.

Statement of Financial Position
Financing Receivables, page 30

2. We note your disclosure on page 34 that your loss mitigation strategy intends to minimize economic loss and, at times, can result in rate reductions, principal forgiveness, extensions, forbearance or other actions, which may cause the related loan to be classified as a troubled debt restructuring (TDR). Please revise your future filings to disclose the extent to which you make modifications to loans that are not accounted for as TDRs and quantify the amounts of such loans. Disclose your basis for not accounting for these modifications as TDRs.

3. Please revise your future filings to more fully explain the deterioration in the ratio of the allowance for loan losses as a percent of nonearning receivables. We note that for certain segments, you disclose that the ratio declined because nonearning receivables increased, but do not address the underlying reason why this trend is occurring. Furthermore, for certain segments you disclose that this ratio decreased due to increases in nonearning receivables that did not require significant specific reserves based on the strength of the underlying collateral. Please more clearly identify the nature of the collateral underlying these nonearning receivables. Discuss how this trend differs from prior periods such that the same level of allowance was not required in the current period and discuss the impact declining collateral values has on this and other credit metrics in your disclosure.

4. We note in your tabular disclosure on page 79 that net charge-offs for certain of your loan portfolios exceeded the beginning allocated allowance balance. Please revise your disclosures to more fully explain the reasons for these trends and discuss any changes from trends noted in prior periods. Please discuss the reasons for these trends by major loan portfolio.

Critical Accounting Estimates
Goodwill and Other Identified Intangible Assets, page 47

5. Please revise your future filings to disclose the following information related to your goodwill and other identified intangible assets:

    a. The percentage by which fair value exceeded carrying value as of the date of the most recent test;

    b. The amount of goodwill allocated to the reporting unit;

    c. A description of the methods and key assumptions used and how the key assumptions were determined;

    d. A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

    e. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Supplemental Information
Financial Measures that Supplement Generally Accepted Accounting Principles, page 53

6. Please revise your future filings to disclose a definition of the measure "ROTC" and to provide a quantified reconciliation of the measure where used.

Consolidated Financial Statements
Income Statement, page 57

7. In your future filings, please revise your income statement presentation to present the total amount of other than temporary impairment recognized during the period with an offset for those amounts recognized in other comprehensive income in the manner prescribed by ASC 320-10-45-8A.

Note 2. Assets and Liabilities of Businesses Held for Sale and Discontinued Operations
Discontinued Operations
WMC, page 70

8. Please revise your future filings to disclose a roll forward of the liability accrued for your representation and warranties reserves and provide this disclosure for any other sold loans for which you have similar obligations. Please revise to disclose

the specific items and trends considered when determining the appropriate levels of reserves.

9. Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources and quantify to the extent possible. Please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties.

Note 3. Investment Securities, page 72

10. We note your disclosure regarding the $883 million of subprime securities held in your RMBS portfolio. Please revise your future filings to disclose the following information:

    a. How long these securities have been in an unrealized loss position and provide the amount of unrealized loss related to these specific securities;

    b. Quantify the amount of other than temporary impairment recognized on these securities, if any;

    c. Given the nature of these securities, provide more specific disclosure regarding why these securities are not considered to be other than temporarily impaired. Specifically discuss what tranche you hold, the investment grade of the securities and where your securities fall in the cash flow waterfall; and,

    d. Discuss how you consider the monoline insurance held for these types of securities in your assessment of other than temporary impairment. If you consider amounts receivable from monoline insurers together with the amount of cash flows expected from the investment security itself, please tell us how you considered the guidance in ASC 320-10-35-23.

11. Please revise your future filings to disclose the extent to which your collateralized debt securities are issued by government sponsored entities or private label issuers.

12. Please revise your future filings beginning in your next Form 10-Q to provide footnotes to the table on page 73 to clearly identify the amount of non-credit other-than-temporary impairments recognized by investment category.

Note 4.   Financing Receivables and Allowance for Losses on Financing Receivables, page 75

13. Please revise to separately disclose the amount related to deferred income, if material. Refer to ASC 310-20-50-3.

Note 10. Income Taxes, page 87

14. In light of the significance of your tax benefit in 2008 and 2009, please revise your future filings beginning in your next Form 10-Q to address the following:

   a. Please revise Note 10 as your tax-related disclosures on page 17 as applicable to more clearly explain the reasons for the significant tax benefits.

   b. Provide quantified breakdowns of the reasons that resulted in this anomaly accompanied by transparent explanations.

   c. Identify any trends affecting your taxes and the extent to which you expect such trends to continue.

   d. More clearly identify the nature of the components of the line items "Tax on global activities including exports" and "U.S. business credits" in your Tax Rate Reconciliation on page 90.

   e. Please revise to provide a quantified roll forward of your deferred tax valuation allowance for the periods presented and to provide transparent disclosure explaining the changes in the valuation allowance.

Note 14. Fair Value Measurements, page 93

15. Please revise to present the information disclosed on page 96 related to your non-recurring fair value measurements in a tabular format.   Additionally, please present this information by major type of asset subject to the non-recurring fair value measurement. Refer to ASC 820-10-50-8.

Note 16. Off Balance Sheet Arrangements
Unconsolidated Variable Interest Entities, page 103

16. Please provide us your analysis supporting your deconsolidation of Penske Truck Leasing Co., L.P. ("PTL") as a result of the sale of 1% of PTL to the general

partner, Penske Truck Leasing Corporation. We note your disclosure on page 44 that the majority owner of PTL's general partner, Penske Truck Leasing Corporation, is a member of GE's board of directors. Please tell us whether you consider Penske Truck Leasing Corporation to be a related party for the purposes of determining whether to consolidate PTL and provide us with your analysis. If so, please tell us how you considered this relationship in your determination that PTL should be deconsolidated. Refer to ASC 810-10-25-42 and ASC 810-10-25-43. Please tell us whether you updated your analysis upon adoption of Accounting Standards Update No. 2009-17 *(SFAS 167)* on January 1, 2010 and if so, provide us with your analysis.

Note 19. Operating Segments, page 110

17. Please revise your future filings to more specifically discuss what you mean by the disclosure that your related party transactions are on terms that are "commercially reasonable". Please revise your disclosure to confirm that related party transactions are made on an arms-length basis, if applicable. If not, please state how the terms of related party transactions differ from that of an arms-length based transaction.

March 31, 2010 Form 10-Q
3. Investment Securities, page 8

18. For those securities for which you recognized an other than temporary impairment charge through earnings during the period, please revise your future filings to disclose by major security type, the methodology and significant inputs used to measure the amount related to credit loss. Refer to ASC 320-10-50-8A.

12. Variable Interest Entities, page 27

19. We note your disclosure on page 50 of your December 31, 2009 Form 10-K that upon adoption of ASC 810 you will deconsolidate certain entities where you do not meet the definition of primary beneficiary under the revised guidance. Please clarify whether you actually deconsolidated any of these entities upon adoption on January 1, 2010 and quantify the related items and amounts that were deconsolidated. If so, please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to the entity, and b) the powers to direct the activities that most significantly impact the economic performance of the entity that would together provide a controlling financial interest in the entity. Additionally, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of ASC 810, e.g., previously unconsolidated structures that were not consolidated upon adoption as a result of your above analysis.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your proposed disclosure that keys your responses to our comments and provides any requested information. Please file your response on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3494 if you have questions regarding these comments.

                                                        Sincerely,

                                                        Kevin W. Vaughn
                                                        Branch Chief